

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Robert Reilly
Chief Financial Officer
PNC Financial Services Group, Inc.
The Tower at PNC Plaza, 300 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2401

   Re: PNC Financial Services Group, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     File No. 001-09718

Dear Robert Reilly:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7 - Management's Discussion and Analysis of Financial Condition and results of Operations
Funding Sources, page 47

1. We note your disclosure regarding the composition and change in your deposits. In future filings, please revise to disclose:
- quantitative and qualitative detail regarding any brokered deposits outstanding at each period date, as well as any related trends or impacts regarding the usage of brokered deposits; and
- if applicable, whether you have policies or internal limits regarding concentrations in uninsured and / or brokered deposits, in total or by type of depositor, and whether you have complied with any such internal requirements for the periods presented.

Loan Portfolio Characteristics and Analysis, page 60

2. Please revise future filings to expand the discussion of the commercial real estate portfolio to provide further disaggregation by owner and non-owner occupied and characteristics, such as loan-to-value ratios, where material.

Liquidity and Capital Management, page 70

3.   We note your liquidity and capital management disclosures regarding management oversight and monitoring of liquidity, which includes reference to certain established limits. In future filings, please address the items below.
   • Expand your discussion of liquidity policy guidelines and provide examples of specific metrics used to manage liquidity, including whether you have been in compliance with internal guidelines and liquidity related limits for periods covered in each filing and, if not, planned actions to remediate non-compliance.
   • Consider expanding discussion of your contingency funding plan to describe actions that would be taken to address liquidity risk during a stress event, such as balance sheet repositioning, capital raises, promotional efforts for deposits, increased usage of brokered deposits, etc., as applicable.
   • When there have been changes in deposit composition (such as a shift between non-interest-bearing and interest-bearing deposit levels) or the level of reliance on different funding sources (such as a heavier reliance on Federal Home Loan Bank borrowings), expand your disclosures to discuss and quantify the impact these changes have had on liquidity and funding costs.

4.   Please disclose a table summarizing your total available sources of liquidity, by type of borrowing capacity, showing total borrowing capacity less borrowings outstanding to arrive at remaining capacity, then adding in other sources of liquidity such as cash, securities, etc. to arrive at total available liquidity, or tell us where this information is disclosed in the aggregate.

Market Risk Management - Interest Rate Risk, page 76

5.   Please expand your disclosures, in future filings, to include a discussion of your deposit beta and/or cumulative deposit beta to the extent that it is monitored and used by management. In this regard, we note that you appear to include a slide addressing cumulative deposit in your earnings call presentation slides (e.g., slide 5 of the October 13, 2023 Form 8-K). In addition, include a discussion of how the metric is used, how it has changed from period to period and how it is calculated.

6.   We note your disclosure regarding interest rate sensitivity analysis. In future filings, please enhance your disclosure to address the items below.
   • Discuss key assumptions including, as applicable, future balance sheet composition; loan and deposit pricing; assumptions related to the magnitude of asset prepayments; earlier than anticipated deposit withdrawals; and impacts from derivatives.
   • Provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the actual assumption itself due to, and for example, internal data, market conditions or significant changes in the judgments and determinations made by management as you refine your modeling over time.
   • To the extent that your ALCO or management receives information and uses any

other metrics, such as economic value of equity ("EVE"), for purposes of managing or monitoring interest rate risk, consider expanding your disclosure to include discussion of those other metrics and how they are used by management.

- To the extent that your ALCO or management receives information with interest rate shocks (parallel changes) greater than your disclosed 100 basis point shifts, consider expanding your sensitivity disclosures to also include those wider ranges.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance